THE REAL BROKERAGE INC.

Symbol: REAX | Building your future, **together**

THE REAL BROKERAGE, INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITIONS

(Expressed in thousands of U.S. dollars)

UNAUDITED

	Unaudited	Audited
	September 30, 2022	December 31, 2021
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$21,943	$29,082
Restricted cash	-	47
Investments in available-for-sale securities at fair value	9,786	8,811
Trade receivables	783	254
Other receivables	74	23
Prepaid expenses and deposits	782	448
TOTAL CURRENT ASSETS	33,368	38,665
NON-CURRENT ASSETS
Intangible assets	366	451
Goodwill	12,527	602
Property and equipment	1,019	170
Right-of-use assets	46	109
TOTAL NON-CURRENT ASSETS	13,958	1,332
TOTAL ASSETS	47,326	39,997

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities	14,090	6,604
Other payables	11,610	3,351
Lease liabilities	63	91
TOTAL CURRENT LIABILITIES	25,763	10,046
NON-CURRENT LIABILITIES
Lease liabilities	-	40
Accrued stock-based compensation	7,922	2,268
Warrants outstanding	240	639
TOTAL NON-CURRENT LIABILITIES	8,162	2,947
TOTAL LIABILITIES	33,125	12,993

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS
Share Premium	63,738	63,397
Stock-based compensation reserves	10,274	6,725
Deficit	(43,895)	(30,127)
Other Reserves	(539)	(347)
Treasury Stock, at cost	(16,390)	(12,644)
EQUITY ATTRIBUTABLE TO OWNERS	13,188	27,004
Non-controlling interests	213	-
TOTAL EQUITY	13,401	27,004
TOTAL LIABILITIES AND EQUITY	47,326	39,997

THE REAL BROKERAGE, INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Expressed in thousands of U.S. dollars, except for per share amounts)
UNAUDITED

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Revenues	$111,633	38,798	285,638	71,202
Cost of Sales	103,057	35,477	261,908	64,216
Gross Profit	8,576	3,321	23,730	6,986

General and administrative expenses	5,544	2,043	17,034	7,195
Marketing expenses	6,197	2,154	15,613	4,018
Research and development expenses	1,146	145	3,865	3,297
Operating Loss	(4,311)	(1,021)	(12,782)	(7,524)

Other income	(231)	-	(667)	-
Listing expenses	135	-	135	-
Finance expenses, net	954	43	1,326	311
Net Loss	(5,169)	(1,064)	(13,576)	(7,835)
Non-controlling interest (NCI)	78	-	192	-
Net Loss Attributable to the Owners of the Company	(5,247)	(1,064)	(13,768)	(7,835)
Other comprehensive income/(loss):
Unrealized loss on available for sale investment portfolio	(142)	-	(535)	-
Foreign currency translation adjustment	(51)	-	343	-
Comprehensive Loss Attributable to Owners of the Company	$(5,440)	(1,064)	(13,960)	(7,835)
Comprehensive Income Attributable to NCI	78	-	192	-
Comprehensive Loss	$(5,362)	(1,064)	(13,768)	(7,835)
Loss per share
Basic and diluted loss per share	$(0.03)	(0.01)	(0.08)	(0.05)
Weighted-average shares, basic and diluted	179,466	165,700	179,320	165,700

THE REAL BROKERAGE, INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(U.S. dollar in thousands)
UNAUDITED

	Share Premium	Stock-Based Compensation Reserve	Foreign Exchange Translation Reserve	Investments Revaluations Reserve	Deficit	Treasury Stock	Non- Controlling Interests	Total Equity (Deficit)
Balance at, January 1, 2021	21,668	2,760	-	-	(18,448)	-	14,818	20,798
Total loss and comprehensive loss	-	-	-	-	(7,835)	-	-	(7,835)
Exercise of warrants	26,475	-	-	-	-	-	-	26,475
Acquisitions of commons shares for Restricted Share Unit (RSU) plan	-	-	-	-	-	(3,772)	-	(3,772)
Conversion of preferred shares into common shares	14,818	-	-	-	-	-	(14,818)	-
Exercise of stock options	47	-	-	-	-	-	-	47
Equity-settled share-based payment	-	2,920	-	-	-	-	-	2,920
Balance at, September 30, 2021	63,008	5,680	-	-	(26,283)	(3,772)	-	38,633

Balance at, January 1, 2022	63,397	6,725	5	(352)	(30,127)	(12,644)	-	27,004
Total loss	-	-	-	-	(13,768)	-	192	(13,576)
Total other comprehensive loss	-	-	343	(535)	-	-	-	(192)
Acquisitions of commons shares for Restricted Share Unit (RSU) plan	-	-	-	-	-	(6,911)	-	(6,911)
Release of vested common shares from employee benefit trusts	268	-	-	-	-	3,165	-	3,433
Adjustment arising from change in non-controlling interest	-	-	-	-	-	-	21	21
Exercise of stock options	73	-	-	-	-	-	-	73
Equity-settled share-based payment	-	3,549	-	-	-	-	-	3,549
Balance at, September 30, 2022	63,738	10,274	348	(887)	(43,895)	(16,390)	213	13,401

THE REAL BROKERAGE, INC.
INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(U.S. dollar in thousands)
UNAUDITED

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
OPERATING ACTIVITIES
Net Loss	$(5,169)	(1,064)	(13,576)	(7,835)
Adjustments for:
Depreciation	87	42	225	129
Equity-settled share-based payment transactions	1,113	(1,696)	2,324	2,920
Listing expenses	-	(36)	-	(3)
Gain on short-term investments	10	-	(125)	-
Finance costs, net	28	43	237	311
Changes in operating asset and liabilities:
Restricted cash	-	-	47	-
Trade receivables	(543)	(66)	(529)	(158)
Other receivables	(8)	-	(51)	198
Prepaid expenses and deposits	517	(385)	(334)	(471)
Accounts payable and accrued liabilities	1,966	2,711	7,486	5,140
Accrued stock compensation	1,603	757	5,654	1,069
Other payables	(3,493)	728	8,259	984
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(3,888)	1,034	9,618	2,284

INVESTING ACTIVITIES
Purchase of property and equipment	(302)	(22)	(927)	(65)
Acquisition of subsidiary (Note 4 and Note 6)	-	-	(7,445)	(1,100)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(302)	(22)	(8,372)	(1,165)

FINANCING ACTIVITIES
Investment in securities	(5,422)	-	(1,432)	(8,890)
Proceeds from exercise of Warrants	-	-	-	26,475
Purchase of common shares for Restricted Share Unit (RSU) Plan	(1,219)	(2,853)	(6,911)	(3,772)
Proceeds from exercise of stock options	26	37	73	47
Payment of lease liabilities	(23)	(21)	(68)	(62)
Cash distribution for non-controlling interest	(24)	-	(67)	-
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(6,662)	(2,837)	(8,405)	13,798

Net change in cash and cash equivalents	(10,852)	(1,825)	(7,159)	14,917

Cash and equivalents, beginning of the period	32,520	37,951	29,082	21,226
Effect of exchange rate changes on cash and cash equivalents	275	(49)	20	(66)
CASH AND CASH EQUIVALENTS, END OF YEAR	$21,943	36,077	21,943	36,077
SUPPLEMETAL DISCLOSURE OF NON CASH ACTIVITIES
Cash grants payable as part of Expetitle acquisition	$-	-	75	-
Share-based compensation as part of Expetitle acquisition	$-	-	4,325	-
Release of vested common shares from benefit trusts	$2,107	-	3,433	-

THE REAL BROKERAGE, INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED SEPTEMBER 30, 2022 and 2021
UNAUDITED

1. GENERAL INFORMATION

The Real Brokerage Inc. ("Real" or the "Company") is a technology-powered real estate brokerage firm, licensed in over 44 U.S. states, the District of Columbia, and 2 provinces in Canada with over 6,700 agents. Real offers agents a mobile focused tech-platform to run their business, as well as attractive business terms and wealth building opportunities.

The consolidated operations of Real include the wholly-owned subsidiaries of Real Technology Broker Ltd. incorporated on June 29, 2014 in Israel, Real PIPE, LLC incorporated on November 5, 2020 under the laws of the state of Delaware, Real Broker MA, LLC incorporated on July 11, 2018 under the laws of the state of Delaware, Real Broker CT, LLC incorporated on July 11, 2018 under the laws of the state of Delaware, Real Broker, LLC (formerly Realtyka, LLC) incorporated on October 17, 2014 under the laws of the state of Texas,  Real Broker Commercial LLC incorporated on July 29, 2019 under the laws of the state of Texas, The Real Title Inc. incorporated on January 1, 2021 under the laws of the state of Delaware, Real Broker BC Ltd. incorporated on February 23, 2021 in the province of British Columbia, Real Broker AB Ltd. incorporated on February 23, 2021 in the province of Alberta, and Real Broker ON Ltd incorporate on August 27 2021 in the province of Ontario.

On May 17, 2021, the TSX Venture Exchange (the "TSXV") accepted the Company's Notice of Intention to implement a normal course issuer bid ("NCIB"). Pursuant to the NCIB, the Company may, during the 12-month period commencing May 20, 2021 and ending May 20, 2022, purchase up to 7.2 million common shares of the Company ("Common Shares"), constituting approximately 5% of the total 143.4 million Common Shares issued and outstanding as of April 30, 2021.

The Company appointed CWB Trust Services (the "Trustee") as the trustee for the purposes of arranging the acquisition of Common Shares and to hold the Common Shares in trust for the purposes of satisfying restricted share unit (each, an "RSU") payments as well as deal with other administration matters. Through the Trustee, RBC Capital Markets has been engaged to undertake purchases under the NCIB.

The Common Shares acquired will be held by the Trustee until the same are sold in the market with the proceeds to be transferred to designated participants or until the Common Shares are delivered to designated participants, in each case under the terms of the Company's equity incentive plans to satisfy the Company's obligations in respect of redemptions of vested RSUs held by such designated participants. See Note 10.D for more information. A total of 1.8 million Common Shares have been released from the trust to satisfy the Company's obligations in respect of redemptions of vested RSU held by designated participants.

On May 19, 2022, the Company announced that it renewed the NCIB to be transacted through the facilities of the NASDAQ Capital Market ("NASDAQ") and other stock exchanges and/or alternative trading systems in the United States and/or Canada (other than the TSXV), if eligible. Pursuant to the NCIB, Real may purchase up to 8.9 million Common Shares, representing approximately 5% of the total 178.3 million Common Shares issued and outstanding as of May 19, 2022.

As of September 30, 2022, the Company has repurchased 7.8 million Common Shares in the amount of $19.4 million. The purpose of the purchase of common shares under the NCIB is to enable the Company to acquire shares to satisfy the RSU Plan (see Note 10(D) for more information). The NCIB shall terminate on the earlier of May 20, 2023 and the date on which the maximum number of Common Shares purchasable under the NCIB is acquired by the Company.

On July 26, 2022, the Company's Common Shares commenced trading on the Toronto Stock Exchange (the "TSX") under the symbol "REAX". Concurrent to the graduation to the TSX, the Common Shares were voluntarily delisted from the TSXV. Trading of the Common Shares will continue on the NASDAQ under the same symbol, "REAX".

THE REAL BROKERAGE, INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED SEPTEMBER 30, 2022 and 2021
UNAUDITED

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual consolidated financial statements for the year ended December 31, 2021.

A. Basis of preparation

The unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting as issued by the International Accounting Standards Board (IASB). The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company's annual audited consolidated financial statements for the period ended December 31, 2021. These unaudited interim condensed consolidated financial statements were authorized for issuance by the Company's Board of Directors on November 8, 2022.

All dollar amounts are in U.S. dollars unless otherwise stated.

B. Significant judgments, estimates and assumptions

The preparation of Real's unaudited interim condensed consolidated financial statements require management to make judgments, estimates and assumptions that affect the amounts reported. In the process of applying Real's accounting policies, management was required to apply judgment in certain areas. Estimates and assumptions made by management are based on events and circumstances that existed at the unaudited interim condensed consolidated balance sheet date. Accordingly, actual results may differ from these estimates.

The significant judgments, estimates and assumptions in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual consolidated financial statements for the years ended December 31, 2021 and 2020.

3. PIPE TRANSACTION

On December 2, 2020, the Company completed an equity investment in private equity funds indirectly controlled by Insight Holdings Group, LLC (the "Insight Partners") for gross proceeds of USD $20 million (approximately CAD $26.28 million)

Insight Partners were issued 17.3 million preferred units (the "Preferred Units") of a newly and wholly owned subsidiary of the Company, Real PIPE, LLC formed under the laws of the State of Delaware, that were exchangeable into the same number of Common Shares and 17.3 million Common Share purchase warrants of the Company ("Warrants"). Each Warrant entitled the holder to subscribe and purchase one Common Share at an exercise price of $1.48 (CAD $1.90) for a period of 5 years, subject to certain acceleration terms.

On June 15, 2021, in connection with the listing of Real's common shares on the NASDAQ, Real delivered an Acceleration Notice to certain funds managed by Insight Partners providing for the acceleration of the expiry date to June 30, 2021, of an aggregate 17.3 million, previously issued Warrants. All Warrants held by Insight Partners were exercised into Common Shares for gross proceeds of $26.6 million (CAD $32.8 million) on June 28, 2021.

On August 3, 2021, Insight Partners were issued an aggregate of 17.3 million Common Shares in exchange of the Insight Partners' Preferred Units in connection with the Forced Exchange Event.

4. REALTYCRUNCH ACQUISITION

On January 11, 2021, Real completed the acquisition of the business assets and intellectual property of RealtyCrunch Inc. (the "RealtyCrunch Transaction"). The RealtyCrunch Transaction was settled in cash for an aggregate purchase price of USD $1.1 million plus 184 Warrants. Each Warrant is exercisable into one Common Share at a price of CAD $1.36 for a period of four years. In connection with the RealtyCrunch Transaction, Real also granted 2.4 million stock options ("Options"), which vest over a 4-year period. The Company has determined that the acquisition meets the definition of business combinations within the scope of IFRS 3, Business Combination and has completed the determination to allocate the price among the assets purchased and amount attributable to goodwill. The expense incurred related to the acquisition was $38 thousand for the year ended December 31, 2021.

THE REAL BROKERAGE, INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED SEPTEMBER 30, 2022 and 2021
UNAUDITED

The following table summarizes the fair value of the acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date (in thousands):

Balance at January 11, 2021
Identifiable assets acquired and goodwill
Proprietary Technology	563
Goodwill	602
Total Purchase Price	1,165
Cash Paid	1,100
Warrants Issued	65

We have completed the valuation of the acquired assets and assumed liabilities and have assigned $563 thousand as the fair value of the Company's developed technology and $602 thousand  as the residual goodwill.

5. SCOTT BENSON REAL ESTATE INC.

On December 3, 2021, Real completed the acquisition of the common shares of Scott Benson Real Estate Inc in Ontario, Canada. The transaction was settled in nominal cash consideration for an aggregate purchase price of one Canadian dollar. The Company has determined that the acquisition meets the definition of business combinations within the scope of IFRS 3, Business Combination and recorded an immaterial gain from bargain purchase. The Company has 12 months from the date of purchase to determine the purchase price allocation among the purchased assets and liabilities assumed and do not expect material adjustments to the bargain gain that was recognized.

6. EXPETITLE ACQUISITION

On January 21, 2022, the Company completed the acquisition of 100% of the issued and outstanding equity interests of Expetitle, Inc. ("Expetitle") pursuant to a stock purchase agreement dated January 20, 2022 (the "Expetitle Transaction"). As part of the Expetitle Transaction, the Company also acquired 51% ownership of five subsidiaries of Expetitle Inc. The noncontrolling ownership interest in these five subsidiaries of Expetitle recognized at the acquisition date was measured by reference to the fair value of the non-controlling interest and amounted to $21 thousand. The aggregate purchase price for 100% of the issued and outstanding equity interests of Expetitle was comprised from cash consideration of $7.4 million payable at the closing of the Expetitle Transaction and contingent consideration of  $800 thousand in cash subject to escrow, that will be released after twelve (12) months upon the satisfaction or waiver of the following terms and conditions: (i) the key employees remain at their current position with the Company for at least twelve (12) months after the Closing Date and (ii) Expetitle will become licenced to operate in at least fifteen states, including the current states of operation, Florida, Georgia, and Texas. As of the reporting date,  the contingent terms are met and the company remeasured  the contingent consideration accordingly. The Company recognized a liability with a corresponding expense amounting to 800K.

As part of the Expetitle Transaction, Real also granted an aggregate of 700 thousand Options and an aggregate of 1.1 million RSUs to members of the Expetitle team. The fair value of those Options was $4.8 million from which $4.3 million was determined to be part of the consideration and $451 thousand that was recorded immediately to the statement of loss and comprehensive loss as post transaction employees compensation which vests immediately.  The Options are exercisable for a period of 3 years at $3.60 per Common Share. In addition, and as part of the transaction, the Company also provided cash grants to the Expetitle employees in the amount of $168 thousand. The Company has determined that the Expetitle Transaction meets the definition of business combinations within the scope of IFRS 3, Business Combination and has 12 months from the date of purchase to determine the purchase price allocation among the assets purchased and any amounts attributable to goodwill.

THE REAL BROKERAGE, INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED SEPTEMBER 30, 2022 and 2021
UNAUDITED

The following table represents the recognized amounts of assets acquired and liabilities assumed, total consideration, and cash flow related to the Expetitle acquisition (in thousands):

Balance at January 21, 2022
Recognized amounts of assets acquired and liabilities assumed
Cash	80
Other Current Assets	42
In Trust Cash	960
Accounts Payables and Accrued Liabilities	(103)
Held in Trust Funds	(960)
Other Payables	(19)
Net Assets Acquired	-

Consideration
Cash	7,432
Contingent consideration	-
Cash grants to Employees recognized as liabilities	75
Cash grants to Employees	93
Equity-settled shared-based consideration	4,325
Total Consideration	11,925

Cash Flow
Total Consideration	(11,925)
Acquired Cash	80
Cash grants to Employees recognized as liabilties	75
Equity-settled share-based payment	4,325
From Investing Activities Cash	(7,445)

THE REAL BROKERAGE, INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED SEPTEMBER 30, 2022 and 2021
UNAUDITED

7. REVENUE

In the following table, revenue (in thousands) from contracts with customers is disaggregated by major service lines as well as timing of revenue recognition.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Main revenue streams
Commissions	110,259	38,613	281,764	70,799
Title	484	-	1,392	-
Fee Income	620	-	1,705	-
Other	270	185	777	403
Total Revenue	111,633	38,798	285,638	71,202

Timing of Revenue Recognition
Products transferred at a point in time	111,363	38,613	284,861	70,799
Services transferred over time	-	403	-	403
Revenue from Contracts with Customers	111,363	39,016	284,861	71,202

Other revenue	270	(218)	777	-
Total Revenues	111,633	38,798	285,638	71,202

8. EXPENSES BY NATURE

In the following table, cost of sales represents real estate commission paid to Company's agent as well as to outside brokerages in Canada and Title Fee Expenses (in thousands).

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Cost of Sales	103,057	35,477	261,908	64,216

Operating Expenses
General and Administrative Expenses	5,544	2,043	17,034	7,195
Salaries and Benefits	3,072	685	7,893	1,877
Stock Based Compensation	184	311	2,236	2,346
Administrative Expenses	421	380	1,243	506
Professional Fees	1,409	535	4,380	1,936
Depreciation Expense	87	44	225	130
Other General and Administrative Expenses	371	88	1,057	400
Marketing Expenses	6,197	2,154	15,613	4,018
Salaries and Benefits	84	55	367	228
Stock Based Compensation for Employees	12	10	(4)	10
Stock Based Compensation for Agents	1,776	145	2,905	624
Revenue Share	3,876	1,324	10,955	2,282
Other Marketing and Advertising Cost	449	620	1,390	874
Research and Development Expenses	1,146	145	3,865	3,297
Salaries and Benefits	426	126	1,552	620
Stock Based Compensation	85	(1,077)	151	1,201
Other Research and Development	635	1,096	2,162	1,476
Total Cost of Sales and Operating Expenses	115,944	39,819	298,420	78,726

THE REAL BROKERAGE, INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED SEPTEMBER 30, 2022 and 2021
UNAUDITED

Finance Expenses

The following table summarizes details behind Finance costs (in thousands) as reported in the unaudited interim condensed consolidated Statement of Income (Loss):

	Three Months Ended September 30,		Nine Months Ended September 30,
Description	2022	2021	2022	2021
Unrealized Losses (Gains)	(14)	34	(399)	244
Realized Losses (Gains)	48	-	101	-
Bank Fees	126	21	289	44
Finance Cost	(6)	(12)	536	23
Remeasurement of contingent consideration	800		800
Other	-	-	-	-
Finance Expenses, net	954	43	1,326	311

9. LOSS PER SHARE

BASIC AND DILUTED LOSS PER SHARE

Basic loss per share is computed by dividing the loss for the period by the weighted average number of Common Shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing net income (loss) less any preferred dividends for the period by the weighted average number of Common Shares outstanding plus, if potentially dilutive common shares outstanding during the period. The Company does not pay dividends or have participating shares outstanding.

The following table outlines the number of Common Shares (in thousands) and basis and diluted loss per share:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Issued ordinary shares at the beginning of the period	178,330	163,000	170,483	158,595
Effect of Warrant Exercise	678	-	8,525	4,405
Effect of Conversion of Preferred Units	-	2,700	-	2,700
Effect of share options exercised	458	-	312	-
Weighted-average numbers of Common Shares	179,466	165,700	179,320	165,700

Loss per share
Basic and diluted loss per share	(0.03)	(0.01)	(0.08)	(0.05)

THE REAL BROKERAGE, INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED SEPTEMBER 30, 2022 and 2021
UNAUDITED

10. SHARE-BASED PAYMENT ARRANGEMENTS

A. Description of share-based payment arrangements

Stock option plan (equity-settled)

On January 20, 2016, the Company established a stock-option plan that entitles key management personnel and employees to purchase shares in the Company. Under the stock-option plan, holders of vested options are entitled to purchase shares based for the exercise price as determined at grant date.

On February 26, 2022, the Company established an omnibus incentive plan providing for up to 20% of the issued and outstanding Common Shares as of the date thereof (being 35.6 million Common Shares, less Common Shares previously outstanding under other equity inventive plans) to be issued as RSUs or Options to directors, officers, employees, and consultants of the Company (the "Omnibus Incentive Plan"). The Omnibus Incentive was approved by shareholders of the Company on June 13, 2022.

In connection with the graduation to the TSX, the Company amended it's Omnibus Incentive Plan (the "A&R Plan") on July 13,2022.  Pursuant to the A&R Plan, the maximum number of Common Shares issuable pursuant to outstanding Options at anytime shall be limited to 15% of the aggregate number of issued and outstanding Common Shares as of the date the applicable Award Date less the number of Common Shares issuable pursuant to Options under the A&R Plan or any other security based compensation arrangement of the Company. The A&R Plan provides that the maximum number of Common Shares issuable pursuant to RSUs shall not be restricted.

The following table depicts the the number of instruments granted (in thousands):

Grant Date	Number of Instruments	Vesting Conditions	Contractual Life of Options
Balance December 31, 2020	13,813
On January, 2020	60	25% on first anniversary, then quarterly vesting	10 years
On March, 2020	244	immediate	10 years
On March, 2020	100	quarterly vesting	10 years
On March, 2020	250	25% on first anniversary, then quarterly vesting	10 years
On January, 2021	2,441	25% immediately, 25% on first anniversary, then quarterly vesting	10 years
On January, 2021	165	25% on first anniversary, then quarterly vesting	10 years
On January, 2021	1,670	quarterly vesting	10 years
On March, 2021	241	25% on first anniversary, then quarterly vesting	10 years
On March, 2021	114	quarterly vesting	10 years
On May, 2021	190	25% on first anniversary, then quarterly vesting	10 years
On May, 2021	705	3 years quarterly	10 years
On August, 2021	65	25% on first anniversary, then quarterly vesting	10 years
On August, 2021	450	quarterly vesting	10 years
On November, 2021	1,220	25% on first anniversary, then quarterly vesting	10 years
On November, 2021	559	3 years quarterly	10 years
Balance December 31, 2021	22,287

On March, 2022	240	3 years quarterly vest	10 years
On May, 2022	320	3 years quarterly vest	10 years
On August, 2022	4,000	25% on first anniversary, then quarterly vesting	10 years
On August, 2022	145	3 years quarterly vest	10 years
Balance September 30, 2022	26,992

B. Measurement of fair value

The fair value of the Options has been measured using the Black-Scholes formula which was also used to determine the Company's share value. Service and non-market performance conditions attached to the arrangements were not considered in measuring fair value. The inputs used in the measurement of the fair value at the grant and measurement date were as follows:

THE REAL BROKERAGE, INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED SEPTEMBER 30, 2022 and 2021
UNAUDITED

	September 30, 2022	December 31, 2021
Share price	$1.44	$3.69
Exercise price	$1.54 to $2.45	$0.87 to $3.40
Expected volatility (weighted-average)	108.0%	156.0%
Expected life (weighted-average)	10 years	10 years
Expected dividends	- %	- %
Risk-free interest rate (based on US government bonds)	1.95 - 2.56%	1.45%

Expected volatility has been based on an evaluation of historical volatility of the company's share price.

C. Reconciliation of outstanding stock-options

The following table outlines the number of options (in thousands) and weighted-average exercise price:

	September 30, 2022		December 31, 2021
	Number of Options	Weighted- Average Exercise Price	Number of Options	Weighted- Average Exercise Price
Outstanding at beginning of year	20,815	$0.81	12,851	$0.27
Granted	4,705	1.61	8,474	1.70
Forfeited/ Expired	(1,725)	(1.78)	(370)	-
Exercised	(250)	(0.27)	(140)	(0.13)
Outstanding at end of period	23,545	$0.89	20,815	$0.71
Exercisable as at end of period	12,857		10,295

The Options outstanding as of September 30, 2022 had a weighted average exercise price of $0.89 (December 31, 2021: $0.71) and a weighted-average contractual life of 10 years (December 31, 2021: 10 years).

D. Restricted share unit plan

Restricted share unit plan

On September 21, 2020, the Company established a restricted share unit plan (the "RSU Plan"). Under the RSU Plan agents are eligible to receive RSUs that, upon vesting, entitle the holder to a Common Share or cash payment in lieu of a Common Share. The RSUs are earned in recognition of personal performance and ability to attract agents to Real. The expense recognized in relation to these awards for the period ended September 30, 2022 was $3.0 million. The stock compensation attributable to agent growth was classified as marketing expense. The stock compensation award granted to FTEs was classified as a General and Administrative expense on the unaudited interim condensed consolidated statements of loss and comprehensive loss.

RSUs awarded in the agent incentive program purchase plan are based on a percentage of commission withheld to purchase Common Shares. These RSUs are expensed in the period in which those awards are deemed to be earned with a corresponding increase in liability. All awards under this plan are subject to a 12-month vesting period. The liability will be classified into equity after the 12-month holding period has passed. Agents pay the Company 15% of commissions until the commission paid to the Company totals $12,000, which is defined as the agent "cap" amount (the "Cap"). The Company granted an additional 25% of shares if an agent hasn't capped and 50% of shares if the agent has capped as a bonus after the 12-month vesting period has passed. The bonuses were adjusted to 15% pre-Cap and 30% post-cap when the Company surpassed the 5,000 agents milestone on June 16, 2022. The bonus RSUs are expensed in the period the original award is deemed earned with a corresponding increase in stock-based compensation reserve.

RSUs awarded for personal performance and the ability to attract agents earned in recognition of personal performance conditions and are subject to a 3-year vesting period. The Company recognizes this expense during the applicable vesting period based upon the best available estimate of the number of equity instruments expected to vest with a corresponding increase in stock-based compensation reserve.

THE REAL BROKERAGE, INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED SEPTEMBER 30, 2022 and 2021
UNAUDITED

The following table illustrates changes in the Company's stock compensation liability for the periods presented in thousands:

Amount
Balance at, December 31, 2020	15
Stock Grant Liability Increase	2,482
Stock Grants Released from liability to equity	(229)
Balance at, December 31, 2021	2,268
Stock Grant Liability Increase	8,819
Stock Grants Released from liability to equity	(3,165)
Balance at, September 30, 2022	7,922

The following table illustrates the Company's stock activity (in thousands) for the restricted share unit plan.

Amount
Balance at, December 31, 2020	121
Granted	3,951
Vested and Issued	(76)
Forfeited	(31)
Balance at, December 31, 2021	3,965
Granted	9,736
Vested and Issued	(1,570)
Forfeited	(424)
Balance at, September 30, 2022	11,707

Stock Based Compensation Expense

The following table provides a detailed breakdown of the stock-based compensation expense (in thousands) as reported in the Consolidated Statement of Loss and Comprehensive Loss.

	September 30, 2022			September 30, 2021
	Options Expense	RSU Expense	Total	Options Expense	RSU Expense	Total
Marketing Expenses - Agent Stock Based Compensation	871	2,034	2,905	624	532	1,156
Marketing Expenses - FTE Stock Based Compensation	(9)	5	(4)	10	-	10
Research and Development - FTE Stock Based Compensation	68	83	151	1,201	-	1,201
General and Administrative - FTE Stock Based Compensation	1,394	842	2,236	2,346	-	2,346
Total Stock Based Compensation	2,324	2,964	5,288	4,181	532	4,713

11. CASH AND CASH EQUIVALENTS

The following table provides a detailed breakdown of the cash and cash equivalents (in thousands) as reported in the Consolidated Statements of Financial Positions:

	September 30, 2022	December 31, 2021
Cash and Cash Equivalents	21,943	29,082
Total Cash and Cash Equivalents	21,943	29,129

THE REAL BROKERAGE, INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED SEPTEMBER 30, 2022 and 2021
UNAUDITED

12. INVESTMENTS IN AVAILABLE FOR SALE SECURITIES AT FAIR VALUE

The following table provides a detailed breakdown of short term investments (in thousands) as reported in the Consolidated Statements of Financial Positions:

Description	Cost	Deposit / (Withdrawal)	Dividends, Interest & Income	Gross Unrealized Losses	Estimated Fair Value September 30, 2022
U.S. Government Bonds	5,033	(6)	91	(214)	4,904
Municipal Bonds	2,900	1,277	34	(204)	4,007
Alternative Strategies	878	-	-	(39)	839
Investment Certificate	-	36	-	-	36
Short Term Investments	8,811	1,307	125	(457)	9,786

Investment securities are recorded at fair value. The company's investment securities portfolio consists primarily of cash investments and debt securities issued by U.S government agencies, local municipalities, and certain corporate entities. Alternative strategies include number of securities such as Bank Loans, Treasury Notes, Treasury futures, Currencies, FX Forwards, FX Futures, FX Swap, Corporate Debt, Federal Reserve Repos and mortgage-backed securities. The products in investment portfolio have maturity dates ranging from less than one year to over 20 years. All the instruments above have maturity date of over 90 days.

The fair value of investment securities is impacted by interest rates, credit spreads, market volatility, and liquidity conditions. Net unrealized gains and losses in the portfolio are included in Other Income (Loss). An unrealized loss exists when the current fair value of an individual security is less than the amortized cost basis

THE REAL BROKERAGE, INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED SEPTEMBER 30, 2022 and 2021
UNAUDITED

13. PROPERTY AND EQUIPMENT, INTANGIBLE ASSETS

Reconciliation of Carrying Amounts (in thousands)

	Computer Equipment	Software	Furniture and Equipment	Total
Cost
Balance at December 31, 2020	33	-	69	102
Additions	172	-	-	172
Balance at December 31, 2021	205	-	69	274
Additions	246	681	-	927
Balance at September 30, 2022	451	681	69	1,201
Accumulated Depreciation
Balance at December 31, 2020	24	-	64	88
Depreciation	15	-	1	16
Balance at December 31, 2021	39	-	65	104
Depreciation	53	25	-	78
Balance at September 30, 2022	92	25	65	182

Carrying Amounts
Balance at December 31, 2021	166	-	4	170
Balance at September 30, 2022	359	656	4	1,019

	Intangible Assets	Goodwill	Total
Cost
Balance at December 31, 2020	-	-	-
Additions	563	602	1,165
Balance at December 31, 2021	563	602	1,165
Additions	-	11,925	11,925
Balance at September 30, 2022	563	12,527	13,090
Accumulated Depreciation
Balance at December 31, 2020	-	-	-
Depreciation	113	-	113
Balance at December 31, 2021	113	-	113
Depreciation	84	-	84
Balance at September 30, 2022	197	-	197

Carrying Amounts
Balance at December 31, 2021	451	602	1,053
Balance at September 30, 2022	366	12,527	12,893

THE REAL BROKERAGE, INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED SEPTEMBER 30, 2022 and 2021
UNAUDITED

14. CAPITAL AND RESERVES

Share capital and share premium

All Common Shares rank equally with regards to the Company's residual assets. Preference shareholders participate only to the extent of the face value of the shares. The following table is presented in thousands:

	Share Premium		Non-controlling Interests		Non-redeemable Preference Shares
	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
In issue at beginning of year	50,753	21,668	-	14,818	-	-
Issued for cash	-	26,475	-	-	-	-
Conversion	-	14,818	-	(14,818)	-	-
Exercise of stock options	73	207	-	-	-	-
Acquisition of common shares for RSU Plan	(6,911)	(12,644)	-	-	-	-
Release of vested common shares from employee benefit trusts	3,433	229	-	-	-	-
Non-controlling interest	-	-	213	-	-	-
In issue at end of year - fully paid	47,348	50,753	213	-	-	-
Authorized shares	Unlimited	Unlimited	Unlimited	Unlimited	66,000	66,000

THE REAL BROKERAGE, INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED SEPTEMBER 30, 2022 and 2021
UNAUDITED

Share Consolidation and Share Split

On May 26, 2021, the Company consolidated all of its issued and outstanding Common Shares on the basis of one (1) post-consolidation Common Share for each four (4) pre-consolidation Common Shares.

On July 12, 2021, the Company implemented a forward split of all of its issued and outstanding Common Shares on the basis of four (4) post-split Common Shares for each one (1) pre-split Common Share.

Non- controlling interests

On December 2, 2020, the Company completed the Insight Partners investment whereby a wholly owned subsidiary of the Company issued 17.3 million Preferred Units at a price of $1.19 (CAD $1.52) per Preferred Unit. The Company also issued 17.3 million Warrants, each exercisable into one Common Share at a price of $1.48 (CAD $1.9)

On June 28, 2021, all Warrants held by the Insight Partners were exercised for an aggregate gross price of $26.6 million (CAD $32.8 million)

On August 3, 2021, the Insight Partners were issued an aggregate of 17.3 million Common Shares in the exchange of all of the Preferred Units.

On January 21, 2022, the Company completed the acquisition of 100% of the issued and outstanding equity interests of Expetitle. As part of this transaction, the company also acquired non-controlling interest of $21 thousand which includes the income/ (loss) allocated to non- controlling interest holders of certain subsidiaries of Expetitle.

15. CAPITAL MANAGEMENT

Real defines capital as its equity. It is comprised of Common Shares, contributed capital, retained deficit, and accumulated other comprehensive loss. The Company's capital management framework is designed to maintain a level of capital that funds the operations and business strategies and builds long-term shareholder value.

The Company's objective is to manage its capital structure in such a way as to diversify its funding sources, while minimizing its funding costs and risks. The Company expects to be able to satisfy all of its financing requirements through use of some or all of the following: cash on hand, cash generated by operations, sale of securities held for investment, and through the public and private offerings of equity securities.

Real's objective is met by retaining adequate liquidity to provide the possibility that cash flows from its assets will not be sufficient to meet operational, investing and financing requirements. There have been no changes to the Company's capital management policies during the periods ended September 30, 2022 and December 31, 2021.

The following table presents the Company's liquidity (in thousands):

	For the Period Ended
	September 30, 2022	December 31, 2021
Cash and Cash Equivalents	21,943	29,082
Restricted Cash	-	47
Trade Receivables	783	254
Other Receivables	74	23
Short Term Investments	9,786	8,811
Total Liquidity	32,586	38,217
Loans and Borrowings	-	-

THE REAL BROKERAGE, INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED SEPTEMBER 30, 2022 and 2021
UNAUDITED

16. LEASE LIABILITY AND RIGHT OF USE ASSET

The Company leases corporate office in New York, NY under a lease agreement dated December 1, 2017, which expires on June 30, 2023. A summary of the changes in the right-of-use asset (in thousands) for the periods ended September 30, 2022, and December 31, 2021 is as follows:

Right-of-Use Asset
Cost
Balance at December 31, 2020	502
Additions	-
Balance at December 31, 2021	502
Additions	-
Balance at September 30, 2022	502
Accumulated Depreciation
Balance at December 31, 2020	309
Depreciation	84
Balance at December 31, 2021	393
Depreciation	63
Balance at September 30, 2022	456

Carrying Amounts
Balance at December 31, 2021	109
Balance at September 30, 2022	46

On December 1, 2017, the Company entered into lease agreement which resulted in the lease liability of $131 thousand (undiscounted value of $135 thousand, discount rate 4%). This liability represents the monthly lease payment from January 1, 2022 to June 30, 2023. A summary of the changes in the lease liability (in thousands) during the periods ended September 30, 2022, and December 31, 2021 is as follows:

	September 30, 2022	December 31, 2021
Maturity analysis - contractual undiscounted cash flows
Less than one year	63	94
One year to five years	-	41
More than five years	-	-
Total undiscounted lease liabilities	63	135
Lease liabilities included in the balance sheet	63	131
Current	63	91
Non-current	-	40

The following is a schedule of the Company's future lease payments (base rent portion) under lease obligations (in thousands):

Future lease payments
October 1, 2022 to June 30, 2023	63
Less: imputed interest	-
Lease liability as at September 30, 2022	63

THE REAL BROKERAGE, INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED SEPTEMBER 30, 2022 and 2021
UNAUDITED

17. OTHER PAYABLESS

The other payables primarily consist of escrow funds payables. This is the cash held in escrow by the Company's brokers and agents on behalf of real estate buyers. The Company recognizes a corresponding customer deposit liability until the funds are released. The following table is presented in thousands:

	September 30, 2022	December 31, 2021
Escrow Funds Payables	10,033	3,264
Other Payables	777	91
Remeasurement of contingent consideration	800	-
Total Other Payables	11,610	3,351

THE REAL BROKERAGE, INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED SEPTEMBER 30, 2022 and 2021
UNAUDITED

18. FINANCIAL INSTRUMENTS - FAIR VALUE AND RISK MANAGEMENT

A. Accounting classifications and fair value (in thousands)

	For the Year Ended December 31, 2021
	Carrying Amount			Fair Value
	Financial Assets Not Measured at FV	Other Financial Liabilities	Total	Level 1	Total
Financial Assets Measured at Fair Value (FV)
Short Term Investments	-	-	-	8,811	8,811
Total Financial Assets Measured at Fair Value (FV)	-	-	-	8,811	8,811
Financial Assets Not Measured at Fair Value (FV)
Cash and Cash Equivalents	29,082	-	29,082	-	-
Restricted Cash	47	-	47	-	-
Trade Receivables	254	-	254	-	-
Other Receivables	23	-	23	-	-
Total Financial Assets Not Measured at Fair Value (FV)	29,406	-	29,406	-	-
Financial Liabilities Not Measured at Fair Value (FV)
Accounts Payable	-	6,604	6,604	-	-
Other Payables	-	3,351	3,351	-	-
Total Financial Liabilities Not Measured at Fair Value (FV)	-	9,955	9,955	-	-

THE REAL BROKERAGE, INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED SEPTEMBER 30, 2022 and 2021
UNAUDITED

	For the Period Ended September 30, 2022
	Carrying Amount			Fair Value
	Financial Assets Not Measured at FV	Other Financial Liabilities	Total	Level 1	Total
Financial Assets Measured at Fair Value (FV)
Short Term Investments	-	-	-	9,786	9,786
Total Financial Assets Measured at Fair Value (FV)	-	-	-	9,786	9,786
Financial Assets Not Measured at Fair Value (FV)
Cash and Cash Equivalents	21,943	-	21,943	-	-
Trade Receivables	783	-	783	-	-
Other Receivables	74	-	74	-	-
Total Financial Assets Not Measured at Fair Value (FV)	22,800	-	22,800	-	-
Financial Liabilities Not Measured at Fair Value (FV)
Accounts Payable	-	14,090	14,090	-	-
Other Payables	-	11,610	11,610	-	-
Total Financial Liabilities Not Measured at Fair Value (FV)	-	25,700	25,700	-	-

THE REAL BROKERAGE, INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED SEPTEMBER 30, 2022 and 2021
UNAUDITED

B. Transfers between levels

During the periods ended September 30, 2022, and December 31, 2021, there have been no transfers between Level 1, Level 2 and Level 3.

C. Financial risk management

The Company has exposure to the following risks arising from financial instruments:

- credit risk (see (ii));

- liquidity risk (see (iii));

- market risk (see (iv)); and

- investment risk (see (v)).

i. Risk management framework

The Company's activity exposes it to a variety of financial risks, including credit risk, liquidity risk, market risk and investment risk. These financial risks are managed by the Company under policies approved by its board of directors. The principal financial risks are actively managed by the Company's finance department, within the policies and guidelines.

On an ongoing basis, the finance department actively monitors the market conditions, with a view of minimizing exposure of the Company to changing market factors, while at the same time limiting the funding costs of the Company.

The Company's audit committee oversees how management monitors compliance with the Company's risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Company.

ii. Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company's receivables from customers. The receivables are processed through an intermediary trustee, as part of the structure of every deal, which ensures collection on the close of a successful transaction. In order to mitigate the residual risk, the Company contracts exclusively with reputable and credit-worthy partners.

Loss rates are calculated using a 'roll rate' method based on the probability of a receivable progressing through successive stages of delinquency to write-off. Roll rates are calculated separately for exposures in different CGUs based on the following common credit risk characteristics - geographic region, credit information about the customer and the type of home purchased.

Loss rates are based on actual credit loss experience. These rates are multiplied by scalar factors to reflect differences between economic conditions during the period over which the historical data has been collected, compared to current conditions of the Company's view of economic conditions over the expected lives of the receivables.

The carrying amount of financial assets and contract assets represents the maximum credit exposure.

THE REAL BROKERAGE, INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED SEPTEMBER 30, 2022 and 2021
UNAUDITED

Trade receivables and contract assets

The Company's exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers other factors may influence the credit risk of the customer base, including the default risk associated with the industry and the country in which the customers operate.

The Company does not require collateral in respect to trade and other receivables. The Company does not have trade receivable and contract assets for which no loss allowance is recognized because of collateral.

As at September 30, 2022, the exposure to credit risk for trade receivables and contract asset (in thousands) by geographic region was as follows:

	September 30, 2022	December 31, 2021
US	763	230
Other Regions	20	24
Trade Receivables	783	254

The Company uses an allowance matrix to measure the ECLs of trade receivables from individual customers, which comprise a very large number of small balances.

iii. Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial asset. The Company's approach to maintaining liquidity is to ensure, as far as possible, that it will have sufficient cash and cash equivalents and other liquid assets to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company's reputation.

iv. Market risk

Market risk is the risk that changes according to market prices - e.g., foreign exchange rates, interest rates and equity prices - will affect the Company's income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Currency risk

The Company is exposed to transactional foreign currency risk to the extent there is a mismatch between currencies in which purchases and receivables are denominated and the respective functional currencies of the Company. The currencies in which transactions are primarily denominated are US dollars, Israeli shekel, and Canadian dollar.

Sensitivity analysis

A reasonably possible strengthening (weakening) of the US dollar (USD), Israeli shekel (ILS), or Canadian Dollar (CAD) against all other currencies in which the Company operates as of September 30, 2022, and December 31, 2021 would have affected the measurement of financial instruments denominated in a foreign currency and affected equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecast sales and purchases. The following table is presented in thousands:

THE REAL BROKERAGE, INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED SEPTEMBER 30, 2022 and 2021
UNAUDITED

	Average Rate		Period-end Spot Rate
	Strengthening	Weakening	Strengthening	Weakening
Balance at, September 30, 2022
CAD (-5% movement)	4	(4)	5	(5)
ILS (-5% movement)	4	(4)	13	(13)
Balance at, December 31, 2021
CAD (-5% movement)	43	(43)	4	(4)
ILS (-5% movement)	39	(39)	54	(54)

Foreign Currency Risk Management

The Company undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilizing forward foreign exchange contracts.

The carrying amounts of the Company's foreign currency denominated monetary assets and monetary liabilities (in thousands) at the reporting date are as follows:

	Liabilities		Assets
	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
CAD	(7,602)	(1,331)	7,610	3,291
ILS	(147)	(1,420)	7,809	7,684
Total Exposure	(7,749)	(2,751)	15,419	3,482

v. Investment risk

The Company invested funds from the Insight Partners investment transaction into a managed investment portfolio, exposing it to risk of losses based on market fluctuations. Securities are purchased on behalf of the Company and are actively managed through multiple investment accounts. Funds apportioned for investment are allocated accordingly to the investment guidelines set forth by Management. Investments are made in U.S. currency.

The Company follows a conservative investment approach with limited risk for investment activities and has allocated the funds in Level 1 assets to reduce market risk exposure.

Information about the Company's investment activity is included in Note 13.

19. COMMITMENTS AND CONTINGENCIES

The Company may have various other contractual obligations in the normal course of operations. The Company is not contingently liable with respect to litigation, claims and environmental matters, including those that could result in mandatory damages or other relief. Any expected settlement of claims in excess of amounts recorded will be charged to profit or loss as and when such determination is made.

THE REAL BROKERAGE, INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED SEPTEMBER 30, 2022 and 2021
UNAUDITED

20. RELATED PARTY TRANSACTIONS

The Company's key management personnel are comprised of the CEO, the CFO, the Chief Technology Officer, and other members of the executive team. Executive officers participate in the Company's Omnibus Incentive Plan (see Note 10). Directors and officers of the Company control approximately 38.04% of the voting shares of the Company. Key management personnel compensation (in thousands) for the period consists of the following:

	Nine Months Period Ended
	September 30, 2022	September 30, 2021
Salaries and Benefits	1,555	816
Consultancy	-	180
Stock-based Compensation	1,628	2,571
Compensation Expenses Related to Management	3,183	3,567

21. SUBSEQUENT EVENTS

On September 23, 2022, the Company entered into a share purchase agreement between the Company, LemonBrew Lending Corp. ("LemonBrew Lending") and LemonBrew Technologies Corp. (the "Seller") pursuant to which the Company will acquire 100% of the issued and outstanding equity interests of LemonBrew Lending from the Seller for an aggregate purchase price of $1.25 million. The purchase price will be satisfied by (i) cash in the amount of $800 thousand and (ii) the issuance of such number of Common Shares (the "Consideration Shares") equal to $450 thousand divided by the 5-day volume weighted average trading price of the Common Shares on the NASDAQ immediately prior to the closing of the acquisition. The acquisition has been approved by the Compay's board of directors and is subject to a number of further conditions precedent, including, but not limited to: (i) the execution of employment and consulting agreement between Real and certain key officers and employees of LemonBrew Lending; (ii) approval of regulatory consents and (iii) other customary closing conditions. The Transaction is expected to close in the fourth quarter of 2022.

On November 3, 2022, the Company acquired, through a wholly owned subsidiary, all of the issued and outstanding common shares of Redline Real Estate Group (BC) Inc. ("Redline BC") pursuant to a share purchase agreement between the Company, Redline BC and Redline Realty Investments Inc. ("Redline Realty"). The acquisition, which includes Redline's real estate license to operate in British Columbia, will fuel the Company's expansion into Canada's third largest province.